                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2000

                     Sapiens International Corporation N.V.
                 (translation of registrant's name into English)

                              c/o Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n
                                  P.O. Box 837
                                   Willemstad
                          Curacao, Netherlands Antilles
                                (599) (9) 7366277
                    (address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F X Form 40-F ___

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes ___ No X

January 31, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, DC 20549

USA

Dear Sirs:

Enclosed please find the following press releases filed herewith under cover of Form 6-K (one manually signed and seven conformed copies) for Sapiens International Corporation N.V.

Sapiens Acquires Internet Marketing Associates, a Leading Internet Strategy and Design Agency

Sapiens to Provide an e-Business Order Fulfillment System to Time Warner Subsidiary

Sapiens International Announces Strategic e-Commerce Agreement

Sapiens Launches Partner Program

Delta Lloyd General Insurance Selects Sapiens for Euro Transition Project

Sapiens to Receive Pioneering Technology Award at World Economic Forum in Davos, Switzerland

Cap Gemini and Sapiens Sign Euro Partnership Agreement

Air France and Sapiens Sign Master Euro Transition Project Contract

Sapiens International Announces Record Year-End Results and Strategic B2B Initiative

These documents have been filed simultaneously with NASDAQ.

Respectfully,

/s/ Steve Kronengold

Steve Kronengold
General Counsel

[LOGO]

         FOR ADDITIONAL INFORMATION
         Lauri Hanover                 John W. Heilshorn, Jr./Jody Burfening
         Chief Financial Officer       Lippert/Heilshorn &
         Sapiens International         Associates Inc.
         Tel:  +1-877-554-2426         Tel: +1-212-838-3777
               +972-8-938-2701
         E-mail: lauri.h@sapiens.com   E-mail: jody@lhai.com


            SAPIENS ACQUIRES INTERNET MARKETING ASSOCIATES, A LEADING
                      INTERNET STRATEGY AND DESIGN AGENCY

Research Triangle Park, NC--January 20, 2000--In a move to meet the rapidly expanding demands for comprehensive e-business solution offerings, Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced its acquisition of Internet Marketing Associates ("IMA"), a privately owned Internet consulting firm, based in Canada.

In its commitment to deliver rapid, end-to-end, tailor-made solutions to its client base, Sapiens International has been steadily expanding its competencies. With the acquisition of Internet Marketing Associates, Sapiens aligns its resources to provide competencies in all three fundamental e-business domains: strategy, technology and design.

The acquisition combines the global solutions provider with an Internet design and consulting company whose expertise includes information content and architecture, Internet marketing, personalization and large-scale Web site design. IMA has designed sites for large organizations including New Brunswick Power, Peel District School Board, The Canadian Imperial Bank of Commerce, The Globe and Mail, The Toronto Star and Thomas Cook Financial Services.

Commenting on the transaction, Mr. Randall Craig, President of IMA, said:
"Clients are demanding technical excellence and creativity, along with global reach. We are pleased to now be part of the Sapiens solution, as their technical strength provides the perfect compliment to our Internet marketing and design expertise." He added: "We look forward to responding to the challenges faced by companies who want to remain in the race."

"The skills of IMA complement what we have and support our commitment to deliver end-to-end solutions," added Mr. Ron Zuckerman, Chief Executive Officer, Sapiens International. "The demand for e-business solutions has skyrocketed and our eMerge launch has been met with significant demand. IMA provides the methodology and skills to replicate worldwide at a much faster pace."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

         FOR ADDITIONAL INFORMATION
         Lauri Hanover                  John W. Heilshorn, Jr./Jody Burfening
         Chief Financial Officer        Lippert/Heilshorn &
         Sapiens International          Associates Inc.
         Tel:  +1-877-554-2426          Tel: +1-212- 838-3777
               +972-8-938-2701
         E-mail: lauri.h@sapiens.com    E-mail: jody@lhai.com

          SAPIENS TO PROVIDE AN E-BUSINESS ORDER FULFILLMENT SYSTEM TO
                             TIME WARNER SUBSIDIARY
                 Sapiens to Net $1.8 Million in Project with IBM

Research Triangle Park, NC--January 10, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that Sapiens Americas is working together with IBM to provide a comprehensive order fulfillment system to Oxmoor House. Oxmoor House, a Time Warner subsidiary, is a leading publisher of popular publications such as Southern Living and Cooking Light cookbooks as well as Christmas with Southern Living.

Sapiens will develop the strategic order processing and inventory application, which will cover key aspects of the supply chain. Sapiens will employ its highly productive eMerge(TM) solution for this project, which will also enable bridging with the existing IT environment. IBM Global Services conducted an extensive evaluation process for Oxmoor House to determine that Sapiens' eMerge solution would be an effective application for this project. IBM Global Services is now in the process of implementing the solution for Oxmoor House.

Commenting on the project, Mr. Steve Adams, Vice President and General Manager of the Oxmoor House Media Services division, said: "We chose Sapiens over other leading suppliers after evaluating with IBM several competing solutions and methodologies. We were most impressed by Sapiens' industrial strength solution, e-business capabilities, scalability, open integration and their ability to meet our objectives quickly."

According to IBM's Senior IT Architect, Mr. Atul Gupta, who served as a consultant to Media Services throughout the evaluation process, "Sapiens has demonstrated its ability to deliver comprehensive and robust solutions as well as excellent collaborative skills with the customer."

Monica Wooden, Sapiens' Executive Vice President, Americas, added: "We are very proud to have been awarded this project, which proves our ability to build comprehensive supply chain solutions. Our eMerge solution enables customers to differentiate themselves in the e-world marketplace through tailored business-to-business and business-to-consumer processes."

Sapiens is a Premiere level member of IBM's worldwide PartnerWorld for Developers program, which is designed to help commercial software developers reach broader markets, lower their costs of doing business, and take their products to market faster. The program is focused on leading-edge technologies that enable developers to deliver complete e-business solutions to their customers.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks such as insurance and loans, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with leading global system integrators. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

        FOR ADDITIONAL INFORMATION
        Lauri Hanover                  John W. Heilshorn, Jr./Jody Burfening
        Chief Financial Officer        Lippert/Heilshorn &
        Sapiens International          Associates Inc.
        Tel:  + 1-877-554-2426         Tel: + 1-212-838-3777
              +972-8-938-2701
        E-mail: lauri.h@sapiens.com    E-mail: jody@lhai.com


              SAPIENS INTERNATIONAL ANNOUNCES STRATEGIC E-COMMERCE
                                   AGREEMENT

Research Triangle Park, NC - January 27, 2000 - Sapiens International Corporation N.V. (NASDAQ:SPNS) today announced that it has entered into a strategic e-Commerce agreement with PurchasePro.com, Inc. (NASDAQ:PPRO), a leading provider of Internet business-to-business electronic commerce services. According to the terms of the agreement, Sapiens will provide two distinct but related technology solutions that will support the efficient operation of PurchasePro's e-Marketplaces, in which businesses buy and sell products and services.

The first solution addresses the need to integrate the back-office systems of PurchasePro's e-Marketplace customers and suppliers. As a preferred e-Business solution vendor of PurchasePro throughout the United States, Sapiens will employ its Sapiens eMerge solution to build seamless business-to-business networks.

The second solution, named Logistics CommerceHub, will provide logistical support, such as shipment management, and transportation and logistics execution management for e-Marketplace transactions. The added value of the integration and logistics solutions--multiple supplier access, flexible procurement processes, increased application speed, and faster order-fulfillment--will result in significant time and cost savings for e-Marketplace customers and suppliers.

Commenting on the partnership, Yuda Doron, Executive Vice President of Sales and New Business Development said: "Our relationship with PurchasePro.com is consistent with our strategy of forming alliances in which to showcase our comprehensive solutions. Our eMerge solution actually enables the enterprise to share information and commerce with customers and channels as if they were using one, big, interconnected system. Enabling this integration involves both technology and process solutions--an area in which we have considerable expertise. I believe that by delivering this solution to the PurchasePro.com network, we will increase our visibility and solidify our reputation as a comprehensive solutions provider that deploys rapid, end-to-end, tailor-made solutions--an important step towards reaching our objective."

In a parallel effort, Sapiens International and PurchasePro.com, Inc., will team up in a joint endeavor to proliferate the B2B e-Commerce market concept and technology worldwide. Our plan is to present the concept of a B2B e-Commerce market to Sapiens' European customer-base. Sapiens and PurchasePro plan to initiate a regional European e-Marketplace and to expand their presence throughout Europe. Expanding into the global market will accelerate the benefits of the network effect and continue building critical mass for PurchasePro.com's e-Marketplaces.

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, Air France, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

About PurchasePro.com

PurchasePro.com, Inc. (NASDAQ:PPRO) is a leading provider of Internet business-to-business electronic commerce services. The company's e-commerce solution is comprised of public and private "e-Marketplaces" where businesses can buy and sell a wide range of products and services in an efficient, competitive and cost-effective manner.

A key element of its strategy is to develop sales and marketing relationships. These relationships include Office Depot, Inc., Advanstar Communications, Primavera Systems, DigitalWork, Workflow Management, Zoomtown.com, the Greater Phoenix Chamber of Commerce, and the American Association of Franchisees and Dealers. The Company provides extensive support and training programs. For more information, call toll free at 1-888/830-4600, or in Las Vegas at 702/316-7000.

You can also access PurchasePro.com, Inc. at its Web site, http://www.purchasepro.com.

                                       ###

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

        FOR ADDITIONAL INFORMATION
        Lauri Hanover                 John W. Heilshorn, Jr./Jody Burfening
        Chief Financial Officer       Lippert/Heilshorn &
        Sapiens International         Associates Inc.
        Tel:  + 1-877-554-2426        Tel: + 1-212-838-3777
              +972-8-938-2701
        E-mail: lauri.h@sapiens.com   E-mail: jody@lhai.com

                        SAPIENS LAUNCHES PARTNER PROGRAM
        Strategic Alliances Expand Expertise Across Multiple Competencies

Research Triangle Park, N.C--January 19, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-Business solutions provider, today announced the launch of its Sapiens Partner Program ("SPP"). This program, which includes strategic alliances with leading technology vendors, management consultants and system integrators, as well as service providers, will enable the Company to significantly expand its expertise across multiple competencies. The Sapiens Partner Program offers two types of alliances: Sapiens e-Business Partner Program (SeBiz) and Sapiens Euro Partner Program (SEPP).

SeBiz Alliances

The dynamic nature of e-business demands that e-sources provide a wide range of competencies--from business consulting, marketing, Web graphics and design and systems integration and implementation, to application frameworks, Internet Application Integration ("IAI") and Enterprise Application Integration ("EAI") technologies.

In the SeBiz alliance, Sapiens teams up with leading technical and professional service providers, technology vendors and select e-Marketplaces to provide superior services and products. SeBiz Partners will develop, promote and sell their products and solutions in conjunction with Sapiens offerings, which include back-office systems integration to the e-World.

SEPP Alliances

The SEPP alliance offers comprehensive business and technology solutions to support companies on the path toward euro migration. By aligning Sapiens with leading professional service providers and technology vendors, SEPP will appreciably enhance Sapiens' offerings, which now support a large number of European companies.

"We are proud to announce the launch of our Partnership Program," said Mr. Abraham Menkes, Vice President for Strategic Alliances and e-Services at Sapiens International. "This program will extend our offerings and solution portfolio, enabling us to better address the business needs and challenges in today's marketplace. We already have quite an impressive team of partners, but we will continue to extend and broaden this team and deliver even greater value to our customers."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]
         FOR ADDITIONAL INFORMATION
         Lauri Hanover                  John W. Heilshorn, Jr./Jody Burfening
         Chief Financial Officer        Lippert/Heilshorn &
         Sapiens International          Associates Inc.
         Tel:  +1-877-554-2426          Tel: +1-212- 838-3777
               +972-8-938-2701
         E-mail: lauri.h@sapiens.com    E-mail: jody@lhai.com


                  DELTA LLOYD GENERAL INSURANCE SELECTS SAPIENS
                           FOR EURO TRANSITION PROJECT

Research Triangle Park, NC - January 3, 2000 - Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that Delta Lloyd, a leading insurance company in the Netherlands, has chosen Sapiens to implement a comprehensive euro conversion project, valued at several million guilders. The Sapiens team has worked with Delta Lloyd on the business planning as well as technical aspects of the euro project and will manage the changeover of Delta Lloyd's mainframe IT systems to the single European currency.

This project, which is scheduled for completion by January 2001, follows the successful implementation of a pilot project. The various phases of the euro transition project include the mapping of Delta Lloyd's system components into a configuration repository, followed by the impact analysis and currency migration of the system components. Sapiens will employ its EuroMigration(TM) solution and will jointly manage the project at the customer's premises in the Netherlands.

Commenting on the project, Mr. Frans Klijn, Delta Lloyd's Euro Implementation Manager, said: "We were very impressed with Sapiens' ability to implement an efficient, comprehensive solution to the euro conversion challenge. The Sapiens team understands our business needs and developed a comprehensive solution that is both efficient and tailored to our needs."

Yaakov Sivan, Sapiens' Executive Vice President, Europe added: "We are delighted with the confidence expressed by Delta Lloyd, a leader in the Dutch insurance market. The Netherlands, with its strong presence in the financial services industry, is an important market for Sapiens. We are committed to providing this market with leading-edge solutions in the field of euro conversion and e-business."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks such as insurance and loans, as well as its cross-industry offerings, such as eMerge and EuroMigration(TM), apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with leading global system integrators. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

          FOR ADDITIONAL INFORMATION
          Lauri Hanover                  John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer        Lippert/Heilshorn &
          Sapiens International          Associates Inc.
          Tel:  +1-877-554-2426          Tel: +1-212-838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com    E-mail: john@lhai.com


                 SAPIENS TO RECEIVE PIONEERING TECHNOLOGY AWARD
                  AT WORLD ECONOMIC FORUM IN DAVOS, SWITZERLAND

Davos, Switzerland, 31 January 2000 - Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solution provider, today announced that it has been selected by the World Economic Forum and Deloitte Touche Tohmatsu to receive a special award as one of the pioneering technology companies who are at the forefront of the knowledge economy. This award will be presented at the Forum's Annual Meeting 2000, which has been dedicated to promoting a greater understanding of the central role technology plays in shaping today's society and the global economy.

Ron Zuckerman, Sapiens International's Chairman of the Board, will accept the award at the Forum's Annual Meeting in Davos. "We are delighted to be recognized for our accomplishments globally by such an esteemed organization as the World Economic Forum," said Zuckerman. "It is equally satisfying to be included in the company of other award recipients such as Ariba Technologies, Citrix Systems, Inc., Inktomi Corporation, Priceline.com, Inc., Red Hat Software and Siebel Systems, Inc."

Professor Klaus Schwab, President and Founder of the World Economic Forum, commented: "At a time of enormous technological change, it is important to bring together companies that are shaping our future. It is key for us to work together in engaging business in the global public interest. These companies exemplify a new breed of corporate actors and we want to help strengthen this community and incorporate it into our work."

Mr. Thomas Doorley, III, Senior Partner at Deloitte Touche Tohmatsu, added:
"These companies really will be the leaders of the future, and understanding their success is crucial. All present have some interesting stories to tell and valuable insights to share, and it is essential that the World Economic Forum is behind this important initiative."

About the World Economic Forum

The World Economic Forum (www.weforum.org) is an independent organization committed to improving the state of the world. It serves its members and society by creating the foremost global partnership of business, political, intellectual and other leaders of society to define and discuss key issues on the global agenda. Incorporated since 1971 as a foundation, the World Economic Forum is independent, impartial and not-for-profit, tied to no political, partisan or national interests. Deloitte Touche Tohmatsu is a Knowledge Partner of the World Economic Forum.

About Sapiens

Sapiens International (www.sapiens.com) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

                                FOR ADDITIONAL INFORMATION
Florence Mairal                 Lauri Hanover
Group PR and Business           Chief Financial Officer
Cap Gemini Group                Sapiens International
Tel: +33 1 47 54 50 91          Tel:  +1-877-554-2426
                                      +972-8-938-2701
E-mail: fmairal@capgemini.fr    E-mail: lauri.h@sapiens.com


John W. Heilshorn, Jr./Jody Burfening
Lippert/Heilshorn &
Associates Inc.
Tel: +1-212-838-3777
E-mail: jody@lhai.com

             CAP GEMINI AND SAPIENS SIGN EURO PARTNERSHIP AGREEMENT
   Cap Gemini and Sapiens to jointly market Cap Gemini's Euro Transformation
       Services and Sapiens' EuroMigration(TM) Solution throughout Europe

Paris, France and Research Triangle Park, N.C--January 31, 2000--Cap Gemini (Paris Stock Exchange: CAPP.PA) and Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that they have signed an agreement to jointly market and implement Cap Gemini's euroTRANSFORMATION Services and Sapiens' EuroMigration(TM) solution throughout Europe. The two companies will initially focus their joint marketing efforts on their respective broad base of customers.

The combination of Cap Gemini's euroTRANSFORMATION Services with Sapiens' EuroMigration(TM) solution creates powerful capabilities that span from management consulting to functional as well as technical implementation of euro conversion projects. The partnership's joint expertise will offer a comprehensive suite of methodology, technologies and IT experience to address virtually every system architecture, platform and programming language.

The euro transformation is an enterprise wide global project with an immovable deadline. It involves functional changes, high volume of data conversion and requires strong interdependency management.

Cap Gemini, one of the world's largest information technology providers, has developed euroTRANSFORMATION Services, a comprehensive euro conversion approach that combines world-renowned IT management and consulting capabilities. euroTRANSFORMATION addresses the massive challenge faced by an organization's need to implement a global euro conversion solution across multiple systems and platforms. Cap Gemini is leading the EMU market with an early establishment of EMU competencies and hundreds of EMU projects in a wide range of industries and in many different countries.

Sapiens, a recognized leader in the euro conversion marketplace, offers EuroMigration(TM), an end-to-end euro-conversion solution, which preserves system-wide data integrity throughout the various phases of the euro conversion lifecycle. Sapiens' EuroMigration(TM) solution includes the Euro-Virtual-Machine(TM) (EVM), a unique wrapping technology which manages dual currency without altering any source code, and its Euro-Configuration-Repository
(ECR), which serves as a global, operational platform designed to identify and manage all enterprise IT components and data.

Commenting on the Cap Gemini - Sapiens partnership, Mr. Eric Lutaud, General Manager of Transnational Sales & Delivery at Cap Gemini, stated: "We are happy to cooperate with Sapiens, which offers a comprehensive euro conversion solution that has a proven track record. Sapiens' formidable euro conversion expertise combined with Cap Gemini's global presence and strategic euro conversion approach forms a highly competitive partnership in the marketplace."

Avi Menkes, Vice President for Strategic Alliances and e-Services at Sapiens International, added: "We are delighted to join forces with Cap Gemini, which is world-recognized for its global delivery capabilities and domain expertise. This partnership greatly expands our project capabilities and market reach, which is particularly important as many European organizations plan moves toward e-business that coincide with their euro migration projects. Sapiens' EuroMigration offering together with its eMerge e-business solution are the springboards for a more efficient way to conduct business."

About Cap Gemini

The Cap Gemini Group is one of the leading European management consulting and IT services groups. Designing and delivering strategic changes through ideas, people and technology, the Group provides management consultancy (Gemini Consulting) and systems design, integration and outsourcing (Cap Gemini's IT services). With a workforce of 40,000 operating in Europe, the United States and the Far East, the Group forecasts a 1999 revenue of over 28 billion francs (4.3 billion euros). The Group is among the world's largest information technology providers. Cap Gemini can be reached at www.capgemini.com

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with leading global system integrators. The Company's installed base of customers includes 3M, Air France, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations. You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

[LOGO]

         FOR ADDITIONAL INFORMATION

         Lauri Hanover                  John W. Heilshorn, Jr./Jody Burfening
         Chief Financial Officer        Lippert/Heilshorn &
         Sapiens International          Associates Inc.
         Tel:  +1-877-554-2426          Tel: +1-212- 838-3777
               +972-8-938-2701
         E-mail: lauri.h@sapiens.com    E-mail: john@lhai.com

           SAPIENS INTERNATIONAL ANNOUNCES RECORD YEAR-END RESULTS AND
                            STRATEGIC B2B INITIATIVE

   Company Reports Fourth Quarter EPS of $0.18, Excluding One-time Charge, On
                                 Record Revenues
  Dani Falk Appointed CEO; Ron Zuckerman to Continue as Chairman of the Board

Research Triangle Park, N.C.--January 27, 2000 --Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solution provider, today announced fourth quarter and audited results of operations for the year ended December 31, 1999.

Revenues for the fourth quarter of 1999 increased by 15% to $24.8 million compared with $21.6 million for the same period in 1998. Gross profit rose 10% to $12.2 million from $11.1 million in the fourth quarter last year. Operating income, excluding a $2 million restructuring charge related to the closure of the Company's Y2K activities, was $3.4 million in the fourth quarter compared with $3.5 million in the same period last year. Excluding the restructuring charge, net income was $4.5 million or $0.18 per share on a diluted basis, compared with $3.5 million, or $0.16 per share on a diluted basis, in the fourth quarter of 1998. Net income, after the restructuring charge, was $2.5 million, or $0.10 per share on a diluted basis.

Revenues for the year ended December 31, 1999 were $91.8 million, up 29% from $71.0 million in 1998. Gross profit rose 26% in 1999 to $46.1 million from $36.7 million in the prior year. Operating income, before the restructuring charge, was $13.2 million, up 37% from $9.6 million in 1998. Net income in 1999, before the restructuring charge, increased 55% to $15.1 million, or $0.61 per share on a diluted basis, compared with $9.7 million, or $0.43 per share on a diluted basis, in 1998. Net income reported for the year, including the restructuring charge, was $13.1 million or $0.53 per share on a diluted basis.

Commenting on the results, Ron Zuckerman, Chairman and Chief Executive Officer said, "We are pleased with our continued growth and profitability in 1999 particularly in light of the significant investments made in the fourth quarter related to our eMerge launch and B2B initiative.

"We are excited to announce our new B2B initiative in the world of e-marketplaces. At the present time, many e-marketplaces do not provide all of the critical procurement and order fulfillment functions of B2B transactions. This is exactly what we intend to provide to e-marketplaces based on our expertise in designing, developing and implementing large-scale solutions. More specifically, we will provide e-marketplaces with the ability to seamlessly integrate the IT systems of suppliers and vendors with their back-office systems and a logistics hub for full logistical support. The PurchasePro strategic agreement that was announced earlier this morning is a first step to achieving our goal of becoming a leader in this dynamic industry.

 "Sapiens will be providing a comprehensive solution to the e-marketplaces to enable them to better serve their customers. We plan to be an active player in the growth of these e-marketplaces worldwide and our pricing model is expected to include a transaction-based fee. Accordingly, we have adopted a new business model for this initiative and we are forming a separate subsidiary to focus on establishing our e-marketplace business. Yuda Doron, Executive Vice President, Sales and Business Development, will lead this new effort.

"On the euro front, we successfully closed over $30 million in euro conversion projects in 1999 with some of Europe's premier companies, including Air France, Delta Lloyd, 3M, and Mutuelle du Mans. We are the recognized leader in the euro conversion marketplace and our pipeline for 2000 looks promising.

"Our eMerge offering, launched in the fourth quarter, has already made a successful debut, particularly in the U.S. market. We have signed a number of eMerge projects - including on-line order fulfillment, insurance policy management and loan application. We are very encouraged by eMerge's strong start.

"It is also my pleasure to announce that Dani Falk, who has held the position of President and Chief Operating Officer, will assume the role of Chief Executive Officer effective March 31. I will remain in an active role as Chairman of the Board and plan to concentrate on strategic direction, such as our B2B initiative."

About Sapiens

Sapiens International is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks, such as eMerge Loan and eMerge Insure, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, Air France, Greyhound Pioneer Australia, Honda, IBM, International Paper, Principal Financial, La Redoute and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                                  For the three months ended           For the year ended
                                               ---------------------------------  ------------------------------
                                                  12/31/99         12/31/98         12/31/99        12/31/98
                                               ---------------  ----------------  --------------  --------------
                                                (Unaudited)     (Unaudited)         (Audited)       (Audited)

Revenues
Products                                              $14,172           $11,957         $47,390         $37,181
Consulting and other services                          10,620             9,677          44,440          33,799
                                               ---------------  ----------------  --------------  --------------
Total revenues                                         24,792            21,634          91,830          70,980
                                               ---------------  ----------------  --------------  --------------

Cost of revenues

Products                                                4,484             3,973          16,354          12,690
Consulting and other services                           8,128             6,578          29,333          21,611
                                               ---------------  ----------------  --------------  --------------
Total cost of revenues                                 12,612            10,551          45,687          34,301
                                               ---------------  ----------------  --------------  --------------

Gross Profit                                           12,180            11,083          46,143          36,679

Expenses
Research and development, net                           1,281             1,137           5,021           4,112
Selling, general and administrative                     7,214             6,355          27,017          22,711
Amortization of goodwill                                  289                89             863             210
Restructuring costs                                     2,019                 0           2,019               0
                                               ---------------  ----------------  --------------  --------------

Operating Income                                        1,377             3,502          11,223           9,646

Financial income/(expenses), net                         (20)               159             412             457
Other income/(expenses), net (a)                        1,098             (170)           1,433           (368)
                                               ---------------  ----------------  --------------  --------------

Net Income                                             $2,455            $3,491         $13,068          $9,735
                                               ===============  ================  ==============  ==============

Preferred stock dividend (b,c)                          (103)             (112)           (418)           (645)
                                               ---------------  ----------------  --------------  --------------

Net income to common shareholders                      $2,352            $3,379         $12,650          $9,090
                                               ===============  ================  ==============  ==============

Basic earnings per share                              $  0.11           $  0.17         $  0.61         $  0.48
                                               ===============  ================  ==============  ==============
Diluted earnings per share                            $  0.10           $  0.16         $  0.53         $  0.43
                                               ===============  ================  ==============  ==============

Weighted average shares used to compute:

Basic earnings per share                               21,176            19,449          20,813          18,966
Diluted earnings per share                             25,112            21,673          24,558          21,387

Note a: Includes other expenses, taxes and minority interest b: For the computation of basic earnings per share, net income is reduced by dividends to preferred stockholders and by the discount to the market price on the conversion to common stock given to preferred stockholders
        c: For the computation of diluted earnings per share in 1999, net income is reduced by the preferred stock dividend when inclusion would be antidilutive.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                         12/31/99                  12/31/98
                                                       --------------           ---------------
                                                         (Audited)                (Audited)
Assets

       Cash                                                   $8,735                   $20,222
       Short-term investments                                  8,055                    12,826
                                                       --------------           ---------------
                                                              16,790                    33,048
       Trade receivables                                      31,943                    16,351
       Other receivables and prepaid expenses                  7,118                     4,180
                                                       --------------           ---------------
       Total current assets                                   55,851                    53,579
                                                       --------------           ---------------


       Property and equipment, net                             5,207                     5,068
       Goodwill, net                                          10,056                     3,077
       Other assets                                           13,991                    11,600

                                                       ==============           ===============
Total assets                                                 $85,105                   $73,324
                                                       ==============           ===============

Liabilities and shareholders' equity

       Short-term loans                                       $3,590                    $5,182
       Current maturities of long-term debt (b)                   67                     8,835
       Trade payables                                          3,495                     3,092
       Other liabilities and accrued expenses                 15,988                    12,401
       Deferred revenue                                        2,392                     3,041
                                                       --------------           ---------------
       Total current liabilities                              25,532                    32,551
                                                       --------------           ---------------


       Long-term debt and other liabilities                    8,159                     7,658
       Shareholders' equity                                   51,414                    33,115

                                                       ==============           ===============
Total liabilities and shareholders' equity                   $85,105                   $73,324
                                                       ==============           ===============

Note   a:  Certain prior year's amounts have been reclassified to conform with current year presentation
        b: At December 31, 1998 includes New Notes and related interest due in the amount of $8,743.

                                       ###

[LOGO]

      FOR ADDITIONAL INFORMATION
      Lauri Hanover                     John W. Heilshorn, Jr./Jody Burfening
      Chief Financial Officer           Lippert/Heilshorn &
      Sapiens International             Associates Inc.
      Tel:  +1-877-554-2426             Tel: +1-212- 838-3777
            +972-8-938-2701
      E-mail: lauri.h@sapiens.com       E-mail: jody@lhai.com


           AIR FRANCE AND SAPIENS SIGN MASTER EURO TRANSITION PROJECT
                                    CONTRACT

Research Triangle Park, NC - January 26, 2000 - Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that Air France has entered into a master euro transition project agreement with Sapiens regarding the changeover of Air France's IT systems to the single European currency. The master agreement follows the successful implementation of a pilot project, in which Sapiens addressed the full range of business as well as technical issues related to the euro changeover.

According to the terms of the agreement, Sapiens shall provide a large variety of euro conversion services on a department-by-department basis, beginning with Air France's Commercial Department. The Sapiens team will work with Air France on business as well as technical aspects of the project, including the identification of Air France's business needs, the delineation of the scope of the project and the planning, coordination and implementation of all functional and technical aspects of the euro transition effort.

The various phases of the project include the mapping of the Air France Commercial Department's system components into a configuration repository, followed by the impact analysis and currency migration of the system components. Sapiens will employ its EuroMigration(TM) solution, including the Euro-Virtual-Machine(TM) and Euro Configuration Repository (ECR) technologies. Sapiens will manage the project at the various customer sites with the assistance of its international support facilities.

Commenting on the project, Mr. Patrice Chicheportiche, Air France Commercial Department Manager, said: "We hope that this first purchase order is the start of a broad, mutually productive relationship between Air France and Sapiens concerning our transition to the euro. We are very impressed with the technological capabilities of the Sapiens solution, including its potential application to future development efforts, and the level of expertise demonstrated by the Sapiens team."

Mr. Saadia Essoudri, Vice President, Sapiens France, added: "This project presents an outstanding opportunity for us to service one of France's flagship companies. We are committed to provide the very best of service to Air France's Commercial Department and look forward to servicing the euro conversion needs of the many subdivisions within Air France. As our solution lays the groundwork for future development efforts unrelated to the euro, we look forward to the opportunity to cooperate with Air France on future IT needs."

About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' vertical market frameworks such as insurance and loans, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, Berlinische Leben, Greyhound Pioneer Australia, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Sapiens International Corporation N.V.





Date: January 31, 2000                          By: /s/ Steve Kronengold
                                                    --------------------------
                                                    Steve Kronengold